April 15, 2005

Mr. Josh Forgione

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:          Duke Realty Limited Partnership

Form 10-K for the year ended December 31, 2004

File No. 000-20625

(Confidential, For Use of the Commission Only)

Dear Mr. Forgione:

As a follow up to your letter dated April 5, 2005, this letter contains the responses to your questions and contains the requested supplemental information.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements and Notes

Note 2, Summary of Significant Accounting Policies

Real Estate Investments, pages 49-51

1.               We note here and on page 23 in MD&A that you analyze your investments in joint ventures under FIN 46(R) to determine if the joint venture is considered a variable interest entity and would require consolidation.  However, your disclosure suggests that you follow a voting interest model rather than a risk and rewards model as contemplated in FIN 46(R).  In a supplemental response, and in future filings, please clarify whether any of your joint ventures are variable interest entities under FIN 46(R).

Response

We evaluate each of our joint ventures under FIN 46(R) paragraph 5 in order to determine if it is a variable interest entity.  At December 31, 2004, none of our joint ventures qualified as a variable interest entity under FIN 46(R).

In future filings, we will add the following language to the disclosures pertaining to our investments in unconsolidated companies within our footnotes and MD&A:

We analyze our investments in joint ventures under FIN 46(R) to determine if the joint venture is a variable interest entity and would require consolidation.  As of (the reported balance sheet date) none of our joint ventures qualified as a variable interest entity under FIN 46(R) (Should any ventures qualify as variable interest entities, we would so state and disclose all required information under FIN 46(R)). To the extent that our joint ventures do not qualify as variable interest entities, we further assess under the guidelines of SOP 78-9, ARB 51 and FASB 94 to determine if the venture should be consolidated.

2.               In your response to the above comment, tell us the facts and circumstances you considered when making the determination for your investment in Dugan Realty LLC.  In this regard, advise us in detail how you considered other interests held by you (i.e. obligations associated with your debt guarantee and the ability of the other investor to put an interest in the joint venture to you) in your analysis of paragraph 5(c) of FIN 46(R).  In addition, include a brief description of the structure of this joint venture and how significant decisions affecting the joint venture are made between you and the other joint venture partners.

Response

Dugan Realty LLC is a partnership between Duke Realty Limited Partnership (“DRLP”) and Dugan Acquisitions LLC (“MGM”). MGM is not affiliated with DRLP. Dugan Realty LLC was formed to acquire, develop and operate commercial real estate properties. DRLP’s and MGM’s ownership interests in Dugan Realty LLC are each 50% and the term of the venture extends until December 2070.  Profits and losses are allocated to the partners in accordance with their ownership interests.  Both partners are active in the real estate industry with dedicated employees to oversee results of operations of the venture.

DRLP oversees the day-to-day operations of Dugan Realty LLC, including property management and leasing responsibilities; however, MGM’s approval is required for the following types of actions:

•                  Development plans

•                  Acquisition and disposition transactions

•                  Financing decisions

•                  Cash distribution decisions

•                  Approval of operating budgets

•                  Major lease transactions

In addition, MGM receives monthly reporting packages that include financial statements for all properties and details on variances from approved operating budgets.

A partner in MGM has the right to require DRLP to purchase a portion of its membership interest.  The value of the membership interest to be exchanged would not exceed $50 million.  At DRLP’s discretion, the purchase price would be paid in Duke Realty common shares or cash.  The exercise of the right would require the valuation of all of the assets of Dugan Realty LLC in order to compute the percentage interest to be acquired by DRLP.  The right may be exercised on up to three different occasions, with DRLP having a one-time right to limit the amount purchased on any one occasion to $25 million.  The right does not have an expiration date, except for dissolution of the venture.

As part of a financing transaction in 2000, DRLP provided a guarantee to MGM for $350 million of third-party debt, of which the guarantee on $90 million of debt remains outstanding at December 31, 2004.

We evaluated Dugan Realty LLC under FIN 46(R) on January 1,2004.  There have not been any triggering events since that date that would require re-evaluation under FIN 46(R). Our evaluation of Dugan Realty LLC under FIN 46(R) is described below:

Dugan Realty LLC does not meet condition 5(a) of FIN 46(R) because of the substantial equity investment by both of the members.  As of January 1, 2004, the total equity of this joint venture as a percentage of total assets was 44.8% (on a GAAP basis). The property owned by the venture is of high quality and the venture has a history of generating positive returns.  The venture has sufficient equity to allow it to finance its activities without additional subordinated financial support. Additionally, both the qualitative and quantitative aspects of paragraph 9 of FIN 46(R) have been met.

Dugan Realty LLC does not meet condition 5(b) of FIN 46(R) as the partnership agreement provides for the ability of the partners to make decisions regarding the venture’s activities through voting rights (i.e. approval must be obtained from each partner on significant transactions as described above), the partners have the obligation to absorb expected losses of the venture if they exist and the partners have the right to receive the expected residual returns of the venture without limitation.

In assessing the potential effects under FIN 46(R) paragraph 5(c) of the partner in MGM put option and the DRLP debt guarantee, we determined that in the event either or both events occur, the voting rights would not be proportional to each partner’s obligation to absorb the expected losses of the entity, to receive the expected residual returns of the entity, or both.  The venture therefore meets condition (i) of paragraph 5(c).  With respect to condition (ii), FIN 46(R) states: “substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights”.  While DRLP would have disproportionately fewer voting rights, substantially all of the venture’s activities do not involve and are not conducted on behalf of DRLP.  MGM is an active real estate subsidiary that has dedicated employees to oversee results of operations of the venture.  This is evidenced by the fact that MGM contributed over $40 million of real estate assets to the venture in 2000. As such, both partners of the venture are deemed to be actively involved in the real estate business and, thus, no one partner benefits from substantially all of the activities of Dugan Realty LLC. As a result, the venture will not meet condition (ii).

As requested in your letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and cooperation with this matter and if you have any questions, please feel free to contact me at 317/808-6065.

Sincerely,

/s/ Matthew A. Cohoat
Matthew A. Cohoat
Executive Vice President and Chief Financial Officer